Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

Excerpts from Apollo Global Management, Inc.’s 2021 Investor Day Presentation held on October 19, 2021

Below are excerpts from the transcript of Apollo Global Management, Inc.’s 2021 Investor Day Presentation, which was held on October 19, 2021.

Marc Rowan

But I'll first highlight on the first takeaways. We are, at the end of the day a high-growth business. We will -- not because we're seeking to or, as a measure, grow AUM, but we will double AUM over the next five years. Our revenues, at least from FRE, will be about 2.25x. With a little bit of operating leverage, our FRE growth will be 2.5x. That's about an 18% CAGR in FRE earnings, and that is before the addition of $5 billion of growth capital that we expect to spend over the next five years. This is something I'm going to come back to during the day. We have forecast our business as an organic growth business. We have not, over the past five years, really had much growth capital. I, for one, am excited to see what we're going to do with this growth capital and just how successful and accelerant this will be.

The second, we do have the largest addressable market amongst our peer set. We are a truly unique ecosystem. I hope at the end of the day we will have convinced you of that. Three, Athene, as Noah suggested, is not just a strategic imperative for us. It is a growth accelerant. Four, and probably the most fun we're going to have today with you given all that's been written, ours is, I believe, the most capital-efficient business amongst alternative peers. I think we will address adequately the notion of balance sheet light, balance sheet heavy and exactly how to think about our business. And finally, after you see people present today I don't even think I'm going to need to cover 5. There is true momentum at Apollo. The internal has never been better. We are excited to get after it and produce the results that we're going to show you today.

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This is what we will look like as an asset manager. We project that our AUM will double to roughly $1 trillion over the 5-year period. As I said, we will grow from $2.1 billion to roughly $4.6 billion in FRE revenue. Our FRE earnings, given some of the comp redesign and investments in the business that I'll take you through today and that Martin will spend a lot of time detailing, we should add some operating leverage and fee-related earnings should be up 2.5x. Again this is all before any return on $5 billion of capital. We forecast organic growth, and we will benefit from how productive we are at spending that $5 billion.

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Quick summary of the base plan. FRE, 18% CAGR over the next five years, plus return on $5 billion of what we estimate will be our investment in growth capital in the business. In addition, we will return another $10 billion to shareholders in the form of fixed dividends and in the form of either buyback or dividend increases.

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And finally, keep in mind, Athene today is roughly $200 billion, 95% fixed income, 5% equity. 5% of equity is still $10 billion invested in equities. That is going to go to $20 billion over the next five years. There's another $10 billion of growth in platform acquisitions, in supporting new funds and supporting new products. That is inherent in the Athene balance sheet by itself before you even consider Athora. There is nothing more strategic than we do, and there is now a total alignment at every level going forward or I say there will be as of January 1.

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Then if you look down in the equity bucket, what is the equity bucket on? As I said, it tends not to own traditional private equity and hedge funds. It owns asset origination platforms. It owns PK Aviation. It owns Donlen. It owns Redding Ridge, which you'll hear a lot about from Chris today. Our future is funded by Athene's equity account. The best and clearest way I can say this. This is the total win-win. The equity of an origination platform has been a lower risk, better returning asset, less volatility than a private equity or hedge fund. Athene wants more of this, and we want more of this. This is the growth in our yield business. This is the growth in our asset management business. Athene's equity account also holds capital-raising platforms. The stake in Athora is primarily held by Athene, not by Apollo. The stake in Jackson, the stake in Venerable, the stake in Catalina, the stake in FWD, they are all held primarily in Athene's equity account and not at Apollo. We'll delve into this and actually unpack this on the whole notion of capital light and capital heavy.

Athene wins when it can find alternatives that produce consistent 12% plus rates of return. It primarily -- it's not a hedge fund investor. It is a limited private equity investor. It owns strategic things, and it also has the capacity to seed other businesses. There is no better risk reward in fund format for Athene than hybrid value. Think of it downside protected equity, mid-teens returns, not a lot of volatility. That is among the largest investments that Athene has in fund and fund format. Nothing more strategic. It allows our holding company to be capital light. It allows our holding company to be capital light. Very poorly understood, very often misunderstood in the research I've read, the whole notion of book value and running a capital-heavy business. People really have not absorbed where these things are held.

This has already proven out. Those of you who follow us closely will recognize this from through the lens deck. If you look at just those strategies that Athene has supported for its own interest, third-party AUM on that today is $117 billion, $300 million plus of revenue and a lot more on the horizon. Everything we're doing in capital solutions that Craig Farr will take you through is ultimately underpinned by Athene and Athora. Asia, as I mentioned, all the new platforms and all the new products, this is a win-win for both of us.

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As we think about the efficiency of the funding model, as I said, there are a few balance sheet adjustments that are taking place ahead of the transaction. So $9 billion is now $10 billion. But Athene's equity account is going from $10 billion, as I suggested, 5% of $200 billion to $20 billion over the next five years. That $10 billion of capacity and equity, vast majority of which is going to go into strategic investments, probably mostly into origination platforms.

In addition, Athene creates a tremendous amount of spread-related earnings. And again we have funded the business historically 100% with Athene's balance sheet. With ADIP, we're now down to 70% or 77%. It's our choice in the future how much capital to release out of Athene and how much capital to keep. Even funding 100% of the balance sheet, even growing a $10 billion equity account, Athene has thrown off massive amounts of capital. It does not need the capital in its business. It -- right now, it's an A+ rated company. It holds in excess of $1 billion over AA capital. It has $8.3 billion of firepower. There will be a lot of capital that continues to come out of Athene, doubling its size of its business and maintaining its ratings and maintaining its capital buffers. There is just a lot of excess cash flow.

We got to buy this excess cash flow on a merged basis at a very reasonable price. You can see here, to be able to buy something that is strategic and recurring and important to us between 5x and 6x cash flow, almost unheard of. One thing we have not forgotten at Apollo is when the market does not understand something. We are supposed to back up the truck and buy the cheap asset. We backed up the truck and bought the cheap asset. This thing -- and anyone who thinks that we didn't know what we were doing – forget about what our competitors are saying and just watch their lips move, watch what they're doing in their business, see all of them making their moves in insurance to try to replicate the ecosystem we have spent more than a decade building and creating.

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In case I didn't make the point, this is how we think about it internally. We think that the public market actually values the tail of the dog at better than 30x PE. The meat, the 100% over 2.5%, the market values at 7x to 8x. We have already made our bet. We made our bet by issuing a massive number of shares to consolidate that piece of Athene that we did not own. We did it willingly and joyfully, and we can't wait till January 1 to get going.

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So first, let me start by bringing the financials together overall. As I've said, we expect feerelated earnings to grow at 18% over the next five years and more than double. Spreadrelated earnings, which are the earnings from our Retirement Services business, we expect to almost double. On a combined basis, our distributable earnings, which Martin will talk you through, better than 15% compound annual growth over the period. Principal investing income, which represents our incentive fees and our balance sheet also growing at better than 15%, all before the application of $5 billion of growth capital to this business.

We forecast our business organically. We have the ability and we have the budget to grow it inorganically on top of it. We have never had the opportunity to run with $5 billion of growth capital. We are tremendously excited to put that to work, and we have a

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very high bar for putting that to work. We have historically used a 15% cash-on-cash unlevered cost of capital within retirement services. I would expect that to be the minimum for us at the holding company as we make growth capital investments versus returns to shareholders. Again base plan, 18% FRE, plus the upside from $5 billion of capital, plus the embedded options, $10 billion returned to shareholders through base dividends and through excess dividends or buybacks.

A lot of questions came in. How do we think about capital? And how do we think about capital prioritization? Keep in mind that we are a holding company. We're talking here now about the holding company. The asset management business, Apollo, has always been a capital-efficient, 100% conversion of FRE into cash. Athene, I've now taken you through. Athene has massive opportunity on the capital side. It is capital generative. It has always produced capital even when it funded 100% of its growth. It is going to produce more capital going forward. Its alts book allows us to not have to invest about $10 billion of equity that we otherwise would have to invest off the balance sheet. It allows us to be capital light. It allows us to be capital efficient.

An illustrative capital split. We have a base dividend, as we said, going forward of roughly $1.60 a share. That's about $5 billion over the 5-year period. We've budgeted another $5 billion for either additional dividend growth or for buybacks. It will depend on the most opportunistic thing to do at the time. We have $5 billion reserve for growth. We are a growth business. That does not mean we spend that lightly. We have a very high bar for investment. I believe we will earn in excess of 15% ROE on the $5 billion that we spend.

What is it we're spending it on? Well the $5 billion in base dividend is very straightforward. As I've said, the additional $5 billion will either be dividend growth, share repurchases or some combination of the two more likely. But if you think about what we do at the holding company, we make strategic investments, and we add to our asset management and platform businesses. We do not generally have to buy origination businesses, origination balance sheets. Those businesses are primarily being bought at Athene and Athora. We are free to be a capital-light business at our holding company. Athene and Athora want the equity of these capital originators because it represents a good alt for the 5% of their portfolio that goes into an alt, and it's strategic to the business.

How do we think about firepower? Well as I've said before, Athene starts with $100 billion of embedded growth. Athene has in our estimation, $10 billion of alts capacity that will grow over the next five years to support investments in the business, plus the $5 billion that we've earmarked for growth at our holding company. At our holding company, we are a capital-light business. At our asset manager, we are a capital-light business. At our Retirement Services business, we have a balance sheet, but we are cash flow generative. They are all separate boxes in separate finance, and Martin will take you through how we are constructed, how we think about credit groups and the like.

The past year has been amazing. It's been very liberating. We've had a lot to do. Many of you have friends within Apollo. There has never been better momentum, better

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alignment, more excitement, more to do, quite frankly, on any given day. This is a very, very busy group. We will be larger and more profitable. again the numbers up there before the benefit of investing $5 billion. We will generate more capital. If you look at everything that we did over the past five years, even paying out 90% of what we have, one might say we actually starved the growth business of growth capital and missed a few things. Over the next five years, I've said we will generate at our holding company some $15 billion of cash flow. I've reviewed how we will go through it and how we will seek to invest it. But we will generate more capital.

We are more aligned with our employees, you will hear from Martin, going back to the first slide. At the end of the day the only thing we offer our client is judgment. Judgment ultimately relies on people and people spending their whole career at Apollo. We have done not just a major realignment and culture and everything else we do. We have done a massive realignment in compensation. The senior people at Apollo, myself included, generally will be paid exclusively in equity. I believe that powers alignment. Most of the team will be paid in significant amounts of additional equity versus what they have been paid historically. This has been no small feat. That, for us, drives margin.

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We will be more investable. As you know, January 1, we will be one share, one vote. We already have gone to a two-thirds independent Board, led by Jay Clayton, Chairman of our Board, who's in the back over there. You can pigeonhole him at lunch time. We will be more liquid as a combined company, north of $40 billion of current pro forma market cap, and we have made ourselves index eligible. We do not get to decide to be included in index. We have to be selected, but we have made ourselves the first in our industry to be eligible for S&P Index inclusion.

Jim Zelter

We've had great success to date over the last several years, as you can see, five years taking the business from $120 billion to $339 billion today. We certainly believe that the confidence to get to $750 billion is grounded in a handful of principles.

First, it really, really is understanding that unique relationship and partnership with Athene and also how it creates this flywheel to our third-party business. Secondly, the continued evolution of creating solutions in our toolkit, which you'll hear myself, Chris and Craig and many others talk about, and you'll really hear about the growth of origination really be the centerpiece of our growth plan.

And certainly, it's our view that the Athene merger really is the accelerant to growth, not just as Marc has discussed, but because the flexible capital, the continued alignment of interest, our ability to see businesses and platforms to be quicker fleet of foot, all these come together to be the massive accelerant to growth.

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So the key takeaways. There's a massive opportunity. As we think about the transition from private credit to the ocean of fixed income replacement, you combine that with the low-cost capital from our origination partnership in terms of Athene retirement services, we then add capital solutions to us, you can see why we are excited about our future. We

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have an unmatched set of cards at the table, and there's no better set of cards to play for the next five years and double our business, which we've put forth today.

Scott Kleinman

So again a good time to pause and really take a step back, right? For the last 10 years, I've been talking to many of you, the equity markets in general, our competitors about what are we up to in the retirement services space? Why are we spending so much time here? Well we're hoping that you're starting to understand. Certainly, our competitors have started to figure this out over the last couple of years as they've been moving rapidly in this direction.

But like the slide says, imitation does not mean replication, right? We've spent 12 long years paying our tuition, really learning this business from the bottom up. We've invested massively in people, in product, the hundreds of people who sit on the Apollo business today focused on insurance and retirement services. The 1,000 people on our direct origination platforms that are sourcing product every day for our retirement services business. The billions of dollars of capital that we've raised for the retirement services business, and now the full alignment upon completion of the merger of Athene and Apollo. This is what it takes to be successful in this industry. Time will tell if some of our competitors have the fortitude and staying power to do what we've done.

Jim Belardi

Let's talk a little bit about capital. The capital we need to run our business starts with our large, predictable and growing earning stream. And about 80% of those earnings convert into cash flow. When we combine those earnings with the capital release from runoff of existing business on our balance sheet, it's huge capital generation. Then when you combine that capital generation with our current stockpile of over $4 billion of excess equity capital, $3 billion of untapped debt capacity, another $1 billion of sidecar capital, as we've said in the past, it provides buying power right now for us of over $100 billion.

And how do we use this capital? We use the capital four ways -- to fund and support both organic and inorganic growth; ratings upgrades, which we think there could be more now that we're combined with Apollo; and share buyback. We think we'll continue deploying these areas going forward in a more capital efficient way with Apollo.

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And I just want to add one more thing since Marc brought up SunAmerica a couple of times ago -- a couple of times today. It was a great place to work, and we based the business model of Athene on it. But regarding valuation, I just want to end with one more point. So the Apollo-Athene merger, essentially Apollo is merging with Athene and basing Athene's valuation of about 1x book. AIG bought SunAmerica in January of 1999 for 6.6x book. Different time, different environment, but that kind of gives you a little bit of perspective of why we think Athene is so undervalued, and there's huge upside in the valuation just from the Athene side.

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Thank you very much. I've really enjoyed talking with you. I'm really excited about the combination of Athene and Apollo going forward. It's going to be a financial juggernaut and a huge solutions provider.

Martin Kelly

We've spent the morning speaking about our growth strategy and different components of the firm. What I'll do now is describe how this all comes together financially, which is what you'd probably expect the CFO to do, including the financial construction of the group post the merger of Athene with Apollo.

You've heard three primary growth themes persistently throughout the morning. First, we're a high-growth manager, operating in a high-growth industry. Over the next five years, in our base case, we expect FRE to grow at an 18% CAGR, underpinned by a doubling of assets under management and a greater than doubling of fee-related revenues.

And that's really importantly before embedded options that we spoke to and before investment of capital. At the same time, we expect to continue through a sustained realization cycle anchored by our flagship PE funds. Then supplementing that, all the asset manager earnings as our stable growing and highly accretive stream of spreadrelated earnings, Athene's earnings profile. When you combine all of that, looking ahead, we expect a 4x increase in our distributable earnings over the next five years relative to the trailing 5-year period.

Then thirdly, capital generation is significant and massively important, and you heard Marc, in particular, emphasize this morning. The $15 billion of capital accumulated and the $10 billion of equity deployment capacity within Athene's balance sheet. Think about this as two capital boxes within the overall structure. Athene will be its own capital box and credit box. It will manage its own capital to support its growth, to support its capital in accordance with regulatory requirements and ratings requirements, and it will dividend up a portion of its earnings each year.

Then the other capital box is everything else, the dividend, plus the everything else is the $15 billion, and I'll talk about this more as I go through this next presentation. Then separate from that is the $10 billion of embedded equity deployment capacity embedded within Athene's balance sheet in the equity portfolio. Sometimes we call it the Alts portfolio or the equity portfolio. It's the 5% of Athene's balance sheet that's available to invest in platforms, funds, new businesses across the platform. I'll explain how we think about that and how we allocate capital.

So we have choices, as Marc explained, we'll be opportunistically -- we'll be optimistic about that. I'll give some more examples later, but illustratively, group investments, investments that are of strategic importance to the group, like Motive will be funded out of our holding company. Investments that are focused on origination platforms like MaxCap in Australia will be funded off our retirement services balance sheets, either Athene or Athora.

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Then other investments that further the retirement services business like the FWD commitment in Hong Kong will also be funded off the retirement services balance sheet. So the combination of these capital sources and all these components, the earnings profile and the growth that we expect, gives us great optimism and confidence in what lies ahead.

So we are close to entering 2022. As we approach it, all of the key business drivers are operating well. There's a flywheel in effect and it's feeding the cycle here. I'll start with talent. We've talked about talent in every section today. We've hired 900 people in the last three years. We've been able to do that while maintaining mid-teens FRE growth in dollar terms and maintaining our operating margins. We've been doing that purposely to position ourselves for the growth that we think lies ahead of us. Our platform, as you heard multiple times, is originating $80 billion of new investment opportunities each year. It's a massive focus. It will remain a key focus point for us. Expect that to grow and expect that to be funded by Athene's equity portfolio.

Our performance across every business is strong. Scott spoke about our PE performance since inception. Funds VIII and IX continue that tradition of strong performance. We expect to double LP capital in each of those funds, giving us great confidence in Fund X. Our hybrid value business is performing well. That's a new business and a very important franchise for us as we look forward. Our credit businesses are consistently outperforming their benchmarks.

So the high performance is then driving a wave of realization activity. We -- and you can see that today in our distributable earnings metric, which this year has really stepped up. Again anchored by Fund VIII and Fund IX. Fund VIII is actively monetizing. We expect that to continue for another three years. Fund IX is early stage monetizing. It will ramp in the medium term, and then it should continue monetizing for a 5- or 6-year period. Then Fund X should overlap with Fund IX at the back of that. We're seeing the same overlap benefit in other fund families. EPF, we're seeing that certain of our equity real estate businesses we're seeing that.

We're seeing that in our credit doing our capital businesses. So the overlap of vintages is very powerful, and we're seeing that as we look ahead. We've spoken today a lot about fundraising. We are very confident in $20 billion plus of third-party capital raise off the base business as we look forward. Combine that in 2022 with Fund X and add to that organic growth that are seen, which is run rating at $35 billion. So next year, we see an $80 billion fund raise here. Then obviously assisted by the flagship PE fund, but then we see growth from there.

So Marc spoke about the efficiency of our capital structure. It's really important. I'll talk more about that. You see that today leading to the start of a new growth paradigm for us. We've announced 10 corporate transactions this year, some are strategic to the group. Others are focused on growing origination platforms, others are focused on the retirement services opportunity. Each of those represents for us a unique growth opportunity. So going forward, you should expect to see us very active in pursuing investments and partnerships to create growth opportunities broadly across the platform.

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So before we get into the numbers, let me talk for a few minutes about the future reporting structure. This really represents the evolution of our business brought about by the merger and other changes that we are implementing around the same time. So we will post merger report three segments, each with a distinct earning stream. Asset management, which is our growing diversified management fee business will include our capital solutions business that Craig spoke. To the primary earnings metric will be feerelated earnings, FRE, and this will house our yield, hybrid and equity businesses. This will be asset light with no balance sheet.

In the appendix of the materials today you can find a mapping of the legacy views, PE credit and real assets to the new views of yield, hybrid and equity presented on both a revenue basis and an AUM basis. Secondly, retirement services. This represents the stable, growing spread-related earnings stream. It really -- as you've heard today it really is a retirement services business. Little insurance or duration risk and comes with a highly efficient cost and capital structure.

And thirdly, principal investing. This will house the excess capital of the group available for investment in growing the business or return to shareholders, entirely separate from excess capital that tails within the Athene capital box. It will include our strategic investments. It will also include performance fees, investment income, a layer of corporate costs to run the overall firm and financing costs. We'll label that principal investing income.

So you can see here the components, the -- effectively the earnings statement for each of the three segments. We know this is important for modeling, and we plan to publish pro forma financials historically once the merger closes and well ahead of Q4 earnings, so you can see the impact on each of the segments in each of these components. Together, the sum of these three segments will add to our distributable earnings metric.

As we look forward, we expect 90% or so of our DE over the next five years to come from FRE and SRE. I'll show more about this in a few minutes. This includes the 18% growth rate in FRE. It includes the asset growth that we've spoken about, transaction fees from the capital solutions business. It also includes a return to operating leverage expansion as we get past this accelerated investment period that we've been operating through.

We expect SRE, spread-related earnings, to grow to around $5 per share over the same period as we balance our ability to drive, on one hand, asset growth and spread-related earnings, with, on the other hand, the capital benefits to the group of using the equity sidecar structure. In principal investing, even with the impact of some balance sheet restructuring, which Marc referenced, and I'll talk about more and a fundamental reset of our compensation programs, we expect principal investing income to more than double on an annual average over this timeframe relative to the trailing 5-year period.

You can see here, we've provided our current estimate of 2022 estimates for each of FRE and SRE. That's an anchor point to model the combined company going forward. We've

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used a consistent share count here of 600 million shares, which includes some vested and unvested shares that we anticipate issuing around time the merger closes.

And importantly, this assumes no benefit in the share count from buybacks beyond regular way immunization of all employee stock awards from '22 onwards. So how does this all come together? We expect next year to deliver roughly $5.50 per share of after-tax DE. That's fully taxed across both companies and we expect that to grow to about $9 per share by 2026, again before any benefit of embedded options or investing accumulated capital. To that point, the $5 billion, which we've indicated comes with it or brings with it significant upside. You should expect that we'll deploy that in a way which optimizes the long-term growth profile of the company.

So let me step back and talk about a couple of important actions we're taking around the time the merger closes. The merger provides us with a unique opportunity to optimize both our financial structure and to completely reset our compensation programs. This sets up what we think is a logical balance sheet and comp program for the long term. So three things here. One, we are moving assets to the most logical balance sheet within the structure.

Marc spoke before about the Alts book or the equity book growth $9 billion becoming $10 billion. We're moving around $1 billion of assets that are currently owned on the Apollo balance sheet, GP investments and certain other investments, some of which are actually owned mutually with Athene today into the Athene equity portfolio. That's a more natural home for those assets with their risk return profile than sitting on the Apollo balance sheet. Secondly, the opportunity to create massive amounts of capital. This is the $15 billion and the $10 billion that I spoke about.

Then three, a fundamental reset of comp Marc referenced, and I'll talk about more in just a minute. We are taking these steps to intentionally to set us up for long-term success and growth. The result of that is better alignment between employees, shareholders and clients, acceleration of growth, a reset of our FRE comp growth down in our highest value earnings stream and then more efficient capital usage and consumption around the group.

So let's talk about the compensation reset. Our objective here is several fold. One is to create better alignment with performance; two is to create a more close alignment between FRE comp growth and FRE revenue growth; and then three, as a result of that to reset the FRE compensation profile down. There are three important components here. One is we're aligning more compensation for investment professionals with performance. What does this mean? We're giving more carries to investment teams, partly in exchange for currency that they own today. It's logical given the asymmetry between the value that employees place on it and how that's valued in the markets.

Secondly, we're replacing an existing profit share program, which is used broadly throughout the company with Apollo shares; and thirdly, we plan to award long-term vested and unvested stock awards to partners, which creates better alignment with shareholders and reduces FRE comp costs, respectively. Marc and the Board have been

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very focused on these changes. The consequence of them are, on one hand, the FRE comp ratio drops from 30% today down to 25% over this period of time. Then the comp that's applied against performance fees and investment income, which today averages around 50%, will glide path to a 60% to 70% range over this same period of time.

The exchange is roughly equivalent in dollar terms over this time period. The benefit is employees on a currency that they put more value in, it provides better alignment with shareholders and it resets the metrics in a way which is favorable to our valuation. We have announced some of these changes internally. They've been very well received by employees. Other changes are being considered. If approved, will be announced around or by year-end.

This -- all of this results in the 600 million share count that we've used throughout all these numbers today. It comes with it or brings with it a sizable noncash GAAP charge, which will take -- reflecting the value of the vested stock that will be issued and that will also be taken around the time the merger closes. We view these changes as a really big positive. The alignment, the reset of the comp ratio and focused on the parts of the earnings stream that matter most and are valued the most.

So let me dive into the earnings model for each of our three segments. I'll spend a few minutes on each of the 3. Asset management P&L, the metric here is fee-related earnings. This essentially reflects FRE as it exists today within the Apollo structure. So you can just walk down the page. We expect to double AUM. The capital solutions business is the reason that revenues grow faster than assets. The combination of revenue growth and a return to margin expansion, including through the compensation profile and including through noncomp, which rebases next year, and I'll talk about it in a minute. All of that combines to an FRE margin that we expect to be 60% plus over this period of time.

So Marc, Jim and Scott all spoke about where we expect the growth in assets under management to come from, with a doubling in yield, doubling in hybrid and a 50% increase in equity. Then Stephanie spoke about our plans in fundraising around each of the channels. If you view those fundraising efforts through four different lenses that we've shown here: one, organic growth from third-party clients; two, new platforms and retail expansion; three, organic growth from retirement services clients; and four, inorganic growth from retirement services clients, you see four roughly equivalent contributors to this asset growth.

When we look at this and we look at these growth options, we think there are many paths to deliver on the plan that we've set out today. On the inorganic side, as you all know, we have a very successful track record in M&A and retirement services, and that requires little to no capital from the holding company.

So let's talk about investments in talent. It's been a focus point recently. We're embarking on this leg of growth with significant investments behind us in talent, in technology, in workplace modernization and in infrastructure of the firm. Marc spoke about the massive investment you've seen through each of the sections, a selection of people that we've added and the people we've been able to attract to our platform. 900 people in the last

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three years are represented on this page. About 300 people in our investment teams and our distribution team, and about 600 people in our enterprise solutions team. Enterprise solutions is finance, risk, ops, tech, legal compliance tax, human capital.

And so you've heard a lot about the 300 today. The 600 people we've invested in outside our investing teams, half of those have been in Mumbai. We have a highly talented team now in Mumbai of 300-plus people that support our global operations. And all of this, again to position ourselves for the growth that we see -- that we're experiencing and that we see coming.

So we are nearing the end of this period of accelerated investment in people. We will expect to resume operating leverage through 2026. You can see that with the headcount growth moderation in the years from now relative to the 3-year period that we've been operating in. From here on out, we expect investment in people to be concentrated in areas that drive direct revenue growth, such as in distribution that Stephanie spoke about recently. Then on the non-comp side, we have and we continue to invest heavily in our workplace environment. We want a great place for people to work. We want collaboration. We want to attract great talent. So that's been in our physical footprint and it's been in technology.

All major centers around the world have had this investment. This cost is rebasing, and you can see the chart here, it will rebase by 2022. Thereafter, we expect further increases in non-comp to be driven by the same dynamics, revenue focus and revenue-producing initiatives. We are working closely with our technology partners, as you heard, both inside the firm and with Figure and Motive, focus on innovation and scalable solutions and further focus on distribution as well as the efficiency of operations of the firm.

So while we always have focused on FRE dollar growth over margin expansion, and we continue to, but the two are obviously connected. So as we look forward, we expect to resume increases in operating leverage for the three reasons that I've laid out. One is the reset of our comp programs. Two is the moderation of headcount growth. Three is the rebasing of noncomp expenses. Taken together, FRE margins will grow to 60% plus over this time period. But more important than that, FRE dollar growth will step up from its growth rate in the last couple of years to an 18% growth rate, again before embedded options, before investing capital that we generate across the group. So that's FRE.

Let me move on to spread-related earnings and the retirement services segment. You've heard a lot about this today from Scott from Jim Belardi. In simple terms, as you heard, spread-related earnings is just the difference between what we earn on the assets and the liability costs that we incur less a light layer of corporate and financing costs. Athene's duration is matched. 95% of their assets earn income, as you heard, on a book yield basis and the cost of liabilities is fixed. So the near, the net interest earned is very predictable.

You can see walking down the page here, 140 to 150 basis points on average of net income less a 35 basis points of both operating costs and financing costs, which is favorable to -- very favorable relative to the industry average. Taken together, this amounts to a low double-digit growth rate in SRE and an expectation that we'll hit $5 per

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share by 2026. Obviously with the choices that we've laid out today around the use of the ADIP structure and how we deploy excess capital relative to dividending it up to the group.

So underlying the SRE growth expectation, you can see our planned asset growth. We expect gross invested assets over this timeframe to roughly double. 40% or more, as you heard from Marc, of that growth will be funded with capital from ADIP and its successes. So ADIP for us represents yet another valuable source of capital within the group. Returns on ADIP1, as you've heard, have been higher than expected. We have confidence that we'll raise a successor. And ADIP really allows us to strike an appropriate balance between asset growth and SRE growth and excess capital that's available for use for other purposes.

On the right here on this chart, you can see the stability of NAV over the interest rate environment that we've lived with and lived through for the last six years, again underscoring the stability of that as an earnings stream. So our third component -- or our third segment is principal investing. This will include realized performance fees, realized investment income, corporate and financing costs. Realized performance fees are essentially the same as they are today in Apollo's incentive business with a higher compensation cost applied attributed to the compensation reset that I spoke about.

With the shift of GP investments to Athene's equity portfolio, investment income will represent income on strategic group investments. Corporate expenses will be costs that are directly tied to managing the combined company. This will be a light expense layer. Then financing costs will represent the existing Apollo debt and preferred financing costs. We expect this segment to be consistently profitable. Although the timing of carry from one quarter to another is inherently less predictable. The cumulative amount, you can see here, we believe, is very well supported for reasons I'll talk about in just a moment. We see a meaningful increase relative to where it's been for the last five years. That's driven by what we think is a long-term realization phase that's ahead of us. We will, as I mentioned, publish segment historical -- segment financials with historical pro formas of each of these three segments in January after the merger closes.

So why are we confident in these carry projections now as they relate to principal investing? Over 70% of the numbers embedded within those forecasts from the established funds that you see here, they're well through their investment periods. They've got high returns, and they're our flagship businesses. So we have high confidence that these set of funds will produce the carry projections that you see. You can see over $1 billion of unrealized carry at the end of the Second Quarter, which is a launch point for that projection.

So how does this all come together? This is the $5.50 per share that we expect next year. You can see the components down the page here. The combination of FRE and SRE is the majority. Then there's a principal investing on top of that. We're tax affecting earnings at the same tax rates that we indicated when we did our through the lens work, which is around an 18% tax rate. Then as you look forward to 2026, you can see the vast

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majority of that earnings growth is driven by FRE and SRE, the predictable, stable, steady growing earning streams that have high valuation.

So let's spend a minute on the $15 billion. Where does it come from? Where does it come from within the group? There are three sources to the $15 billion down the page. Firstly, we enter 2022 in a position of capital strength. We're having a strong DE year, and our dividend has allowed us to accumulate capital to invest in the business. Secondly, we expect to generate $10 billion of free cash flow from our FRE and our principal investing business over this time period. This importantly assumes that all cash requirements of the business are satisfied out of that earnings stream. That includes an assumption that we immunize all stock issuance to employees starting in 2022.

Then thirdly, we model each year $750 million of a dividend from Athene, which allows Athene to double and maintain excess capital within its regulatory and rating requirements. Then allows it to dividend up $750 million. That's a choice that we have, as Marc spoke about. Interestingly, $750 million represents half to a third of the projected SRE after-tax earnings over this time period with the other half to two-thirds being retained by Athene to support its growth. We have the choices we spoke about today but that's indicatively how we model the $15 billion.

So it's actually really important. We've spoken about capital availability around the group today. When you try to piece it all together and look at how we've applied that to investment opportunities this year, I think it demonstrates the power of the capital and how this can support a completely different growth paradigm for us as we look forward. So there's really four sources of capital. One is group capital, the $15 billion. Two is the $10 billion embedded within Athene's equity portfolio. Three is excess capital that's held today by Athene equity capital as well as debt capacity. Three is -- sorry, four is ADIP.

So each of those capital sources allow us to use capital in different ways to support growth. If you apply that to a sample of transactions that we've done this year, you can see bucketing into 3. Strategic assets, Figure and Motive have been funded out of what will become holding company cash. Their strategic assets, they operate across the platform, technology investing, distribution, operationalizing and efficiency improvements. There's a broad benefit across the platform. They belong in the holding company.

The focus we've had this year on Asia has been concentrated in retirement services. The investment that we made in Challenger in Australia, the investments that we've committed to make in FWD in Hong Kong are addressing an expansion of the retirement services opportunity in Asia, including Japan. The majority of that capital has been sourced from Athene's balance sheet.

Then thirdly, origination platforms and our focus on permanent asset origination, which benefits retirement services for the most part and then on other third-party accounts over time has been funded in these four transactions that we've announced, including one yesterday actually Newfi a mortgage originator by Athene and Athora's balance sheet. So you can see here, we can expand, we can grow, we can enter into strategic investments

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and partnerships with other companies without using a lot of holding company capital. Then we have choices around -- obviously around what we do with that. So let's end with valuation. I think I'm about to be joined on stage. So we have a pretty firm belief, as you've heard today that our price does not reflect our devaluation of our components. Not a surprising comment for a CFO to make. We think that applies to FRE, we think that applies to SRE. We think that definitely applies to the investment opportunities with the excess capital that we have.

At an 18% growth rate, our FRE would grow faster than our peers on average. Yet, we've been trading at a four turn discount just to the peer average. So that's point one. SRE, we think is the most undervalued earnings stream within the structure. Marc put forward a very compelling thesis on the disconnect between the valuation of SRE today and the valuation of earning streams from private BDCs and REITS. So we've shown a reset or a rebase of SRE here to 20x from 7. We have valued PII and balance sheet consistent with industry multiples in this math, 5x and 1x, respectively.

Then you can see the drive values, both today sort of one year forward today and then five years forward. What we've done is taken it to what we think are appropriate peer multiples. This is some of the parts. There's debate around PE. We don't believe book value is an appropriate methodology because we're not balance sheet heavy, and we don't plan to be. But I think really importantly, there's no value in any of these numbers for the value of capital, the $5 billion or whatever that becomes over time to invest in growing the platform.

Q: Alex Blostein

Alex Blostein, Goldman Sachs. Really appreciate the day very comprehensive, lots of food for thought. Maybe a bit of a basic question, but I guess we heard a lot about capital efficiency, capital opportunities for the firm as a whole. How do you think about the ROE in the business today? How do you think that's going to evolve over the next sort of five years as you get to your targets?

And maybe within that, you can help us with the bookings between deploying all of that $5 billion of excess capital or not. And kind of what impact that's going to have on a holding company ROE over that timeframe.

A: Marc Rowan

I'd say the -- I don't think the holding company has an ROE. The ROE is infinite. We simply do not need capital at the holding company in any way shape or form. We don't think of it. There's no discipline around it. It is distributable. So of the $15 billion of cash flow that we will generate at the holding company, we've earmarked 10 to be distributed, and we've earmarked five to be invested. Could that be 9 in 6 or 11 in 4, absolutely. Opportunities will dictate what happens at the time. And again I would say that probably the most misunderstood part of our business is this notion of capital efficiency. I think yesterday's example of a competitor firm announcing an acquisition for nearly $1 billion

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of a sale-leaseback entity is the perfect juxtaposition of capital-heavy in versus capital light.

I believe these terms are so misunderstood and so bandied about. Someone who has to come out of pocket with $1 billion to buy an asset origination platform, which otherwise could have been used to distribute to shareholders, invest in growth in the business is capital heavy. For us, that is the normal course alternative that Athene and Athora want to source in their equity book does not impact our holding company at all. That is capital light. Having these boxes, other peer firms have come at this differently. Other peer firms have come with a capital-heavy balance sheet at the holding company. That's not what we're doing. So there is no concept of ROE at the holding company. We're not building book value at the holding company. No one thinks about book value at the holding company, kind of end of story.

At retirement services, retirement services has a balance sheet. It has a capital base. It historically has targeted a 15% ROE in its business. That 15% ROE is not some God-given number. It is a number at which we believe we can show the market that there is a profitable disciplined business here, and therefore, we can, even within that business, dial up and dial down how much of our capital we use versus how much LP capital we use.

As I said, ADIP1 finances two-thirds of the inorganic only because we set it up that way. If we had said to investors, we want you to finance two-thirds of everything, they would have said, great. ADIP2 likely will be more flexible and will finance up to two-thirds of everything. It's up to us to dial up and dial down this capital.

Third point of your question is capital return. Historically, we have been very judicious with the use of capital. Even within retirement services, we want a 15% unlevered return on our capital. I view that as the base return that we should expect on capital we invest in growth at the holding company. Quick math, we put out all $5 billion. We should expect $750 million pretax, $600 million post tax in the out years on that business and strategic.

A: Martin Kelly

To maybe help you think about where I think you were going with that question, remember, the $5 billion that's accumulating up at Holdings, right? Athene, as Marc said, can do acquisitions transactions at a 15% ROE based on that. So if we're doing it up at the holding company, you should assume it's going to be north or well north of -- for the four walls of that particular transaction we're looking at.

Q: Chris Kotowski

Chris Kotowski from Oppenheimer. I mean it sounds like your vision is that you're almost like building a money-center bank without -- with these 15 or 20 origination plans, a money-center bank without the deposit side of the balance sheet. Then maybe that's a more secure funding, right? But I guess the question is, over time, do those 15 or 20 platforms all need to be integrated so that they're all like Apollo in sort of mid-cap and Donlen and all that? Or do you -- is the plan to just keep them all separate doing their own thing?

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A: Marc Rowan

So I'll take it and then I'll hand it to Jim. I think it's important to understand that we come at this as an asset manager. That really 2008 was the opening bell. 2008 forced as a result of Dodd-Frank here and with regulatory change in Europe, force activities, leverage people out of these banking institutions. We have simply been the best home for them.

When you leave your job at Deutsche Bank, Citi, BofA, JPM, BNP, SocGen, whoever else, and you come to Apollo with your team, we want you to feel like you own your own business. If you ran trade finance at BNP, you had two career options, you and your 20- person team had two career options. You can go to a U.S. bank, you go to a Japanese bank. Those were your career options. Now you and your 20-person team can set up an independent entity, Apollo trade finance, you can own a piece of it. We will compensate you based on production net of credit losses over a long period of time, and you can retire 5, 10, 15 years with a piece of the business liquefied, bought out rather than a watch. We are simply an amazing home for talent. But part of this is the culture.

We are not intending to integrate the front end of these businesses. We are intending to bring integrated funding where needed to these business, integrated risk management. But the front end of these businesses, the culture of these businesses is very distinct.

A: Jim Zelter

Yes. No one-size-fits-all. What Marc just described, we obviously have a team at PK, a team at mid-cap, when we brought on the PNC franchise finance, we embedded that within mid-cap. You heard about what we're doing with MaxCap. You hear what we're doing with Newfi. So there's no black and white it has to fit like this in our template. We have access to this financing, we have access to the flywheel and depending on the right situation. But to Marc's point, if you get the right long-term alignment and structure appropriately with the proper oversight and long-term objectives, it's a model that works very well for us.

A: Marc Rowan

I'm going to hit one point. You didn't ask it, but I'll give you an example. We have had platforms that have been so successful. They've gotten too big for us. So we had Amerihome, where Amerihome went to doing, I want to -- my colleague correct me, we're doing $60 billion, $80 billion of originations a month. We had more than $1.5 billion of equity deployed in mid-cap -- excuse me, in Amerihome because it has built up over time. We look at the business and said we have $1.5 billion of capital tied up. But in terms of excess spread to the system, it was not worth $1.5 billion of capital. We sold it and we repurposed the capital into other platforms. So this is also a portfolio, and we will manage the portfolio over a long period of time.

Q: Michael Cyprys

Great. Michael Cyprys, Morgan Stanley. A two-part question just around the balance sheet and the capital-light approach. Just on the first part here, so it seems like you're

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pushing down the origination platforms to the Athene balance sheet. So I guess just can you talk a little bit about how do you navigate any sort of governance complexity just around bringing third-party capital along for the ride, third-party clients if the platform is not owned by the holding company? Like what differences are there? What restrictions, limitations? What complexity do you have to navigate? And what do you give up, if anything? That's the first part.

A: Marc Rowan

So let me hit that because that's a lot in and of itself. So we're not pushing down origination platforms. I think what's happened is there's not been a lot of focus on where the origination platforms have been owned historically. So imagine the world preagreement to merge. Apollo saw this great yield opportunity and the need for origination platforms, but those platforms were owned by an entity in which it held a 35% stake. So each time a platform came in, there was a little bit of tension between ownership and control of the platform and the need for that platform to serve a broader group.

So what's being pushed down are roughly $1 billion of normal GP fund investments and some tails of platform ownership where Athene is already the ownership of platform. These things have values. They're valued every quarter. Athene is already an investor in almost all the product. So there's the normal governance process between Athene and Apollo through its Conflicts Committee, and that's already been done, done and over.

You're asking a second question which is almost as interesting as the first in there. Some of the platforms are really large. So MidCap is now a $4 billion capital base. Apollo/Athene own roughly a third of MidCap, and investors own two-thirds of MidCap. So on large platforms, you will see us also bring in our third-party clients as permanent capital sources. There is no exit at MidCap. There's no IPO plan. There's no sale plan, but MidCap continues to pay roughly 11%, 12% dividend currently each quarter and has -- even in the crisis, I think it paid 9% and has continued to be a very good business. Our largest LPs like being side-by-side with us owning a third of the business. The terms in which we do business have to be at-market because we have outside investors, and we have no problem with the terms being at-market. In the alternative, all the equity owners have to want the same piece of the flow off the business.

Q: Michael Cyprys

Great. And just the second follow-up question was just around using -- how do you think about using the Athene balance sheet to sort of accelerate the pace of new product innovation, new product introductions and using that as seed for new strategies?

A: Marc Rowan

So I'll say look, Athene has to, at the end of the day do what is best for Athene and has always done that way. We have to create win-wins. So if you think about what Athene needs, Athene needs highly rated senior secured spread. The risk it's willing to take is liquidity. So if we don't have the business, like Jim gave the example of Net Lease, we

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will go out. We will hire the team. We will run the team. We will manage the team, and we will create $3 billion to $4 billion of flow from zero into the Net Lease business versus someone stepping up and paying $1 billion for a platform that's not much larger. That to me is seeding.

If that business then expands even more and we offer it to third-party clients, so much the better. That is how we've gone about it, which is a series of win-wins. If you think of Hybrid Value, one of our premier hybrid products, it is, in many ways, the perfect alternative for Athene. Athene wants a less volatile, downside-protected, 12% net return in its alts portfolio. Hybrid Value was the response for it. We started with Athene as the first launch client. We then went out to other clients and Hybrid Value Fund I was –

A: Marc Rowan

$3.25 billion. So Athene was about 20% of Fund I. Again a win-win. Product was created to serve Athene and was then made available to other third-party clients to achieve diversification and for growth. We will continue to do this, and we always have to keep in mind that we're balancing the interest of policyholders and regulators and the capital, but there are a lot of win-wins in the world.

A: Scott Kleinman

I would just add to that, right? I mean we showed you the numbers. But as -- 95% investment grade, 5% alts. When Athene was $50 billion, that meant only -- the 5% only represented so much. Today at $200 billion, that's $10 billion. By the end of the projection period, we've doubled the size of that. That's $20 billion, right? So the ability to take on more types of investment scales as that pool of capital scales as well.

A: Noah Gunn

Seeing a pause in questions in the room. We did get a couple online. I'll read one. Bill Katz from Citi asked, can you expand on areas of capital deployment at holdco? And how do you weigh buybacks against this, particularly given your view on the disconnect and relative value in the nontraded REIT and BDC example from earlier?

A: Marc Rowan

Okay. I think I said to Jim Belardi when we were suffering on the Athene stock price, you rarely shrink your way to greatness, but you have to manage it. So we historically have looked at long-term ROEs in the business. Long-term ROE for us and growth is -- at the bottom end of that scale is 15% plus strategic. So Bill, I think we're going to employ that same discipline and seek to earn better than 15% cash on cash and do things that are strategic at the holding company.

To -- with respect to buyback, historically, we have distributed 103% of our cash flow as dividend. It has left us unable to shrink the share count or to invest in growth. So we don't want to find ourselves in that situation again because either market gyration or otherwise, we do find windows where the single best thing to do financially is to buy back your own

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stock. If we get sustained periods of time where we can buy volume in our own stock, we'll do it. We've earmarked in the budget some $5 billion for that. As I've said, these are guidelines. These are our current thinking. It could easily be adjusted either way if we find incredible things to do with the money or if the stock doesn't trade well.

Q: Unidentified Participant

Great presentation. Samir Puri [ph] from Juno Capital. Can you quickly opine on kind of the -- I know S&P is a little bit of a black box. But how you guys are positioned for the S&P yet on an absolute level relative to your peers?

A: Martin Kelly

Look. I think Samir, we've done everything that is needed both in form and in substance. We will have, by the time the merger closes. There's no conditions that you could say we haven't satisfied. So I think on all of the measures, we're eligible. So hopefully, to your point on black box, it's hard to know. They invite you. And they need to remove someone to invite you. But hopefully, with time, we'll get there. I think we are better positioned than any of our peers given the actions we have taken and will continue and will complete taking through the merger close.

Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Apollo Global Management, Inc. (“AGM”), AGM and Athene Holding Ltd. (“AHL”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

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by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

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Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on August 16, 2021, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

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Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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